SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),(C)
          AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. 1)1


                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                 Class A Common Stock. par value $.01 per share
                         (Title of Class of Securities)

                                   983759-10-1
                                 (CUSIP Number)


                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [   ] Rule 13d-1(b)

         [X  ] Rule 13d-1(c)

         [   ] Rule 13d-1(d)


-----------------------

              1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO.                    13G                               PAGE 2 OF 6 PAGES
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1.  NAME OF REPORTING PERSONS
    I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    George W.Haywood
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------

3. SEC USE ONLY
--------------------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------

  NUMBER OF      5.      SOLE VOTING POWER                         7,948,384
  SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY   6.      SHARED VOTING POWER                         350,000 (1)
  OWNED BY
                 ---------------------------------------------------------------
  EACH           7.      SOLE DISPOSITIVE POWER                     7,948,384
  REPORTING
                 ---------------------------------------------------------------
  PERSON WITH    8.      SHARED DISPOSITIVE POWER                   350,000  (1)


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,298,384 (1)
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [ ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.6%
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON *
    IN
--------------------------------------------------------------------------------

        (1) Includes 50,000 shares owned by spouse and 300,000 shares owned jointly with mother.

         *    SEE INSTRUCTIONS BEFORE FILLING OUT.

ITEM 1(A).        NAME OF ISSUER:

                  XM Satellite Radio Holdings Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1500 Eckington Place, NE, Washington, DC 20002-2194

ITEM 2(A).        NAME OF PERSON FILING:

                  George W. Haywood

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York , New York 10017

ITEM 2(C).        CITIZENSHIP:

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $.01 per share

ITEM 2(E).        CUSIP NUMBER

                  983759-10-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C) , CHECK WHETHER THE PERSON FILING IS A:

                  (a)        [ ] Broker or dealer registered under Section 15 of
                                 the Exchange Act.

                  (b)        [ ] Bank as  defined  in  Section  3(a)  (6) of the
                                 Exchange Act.

                  (c)        [ ] Insurance  company  as defined in Section  3(a)
                                 (19) of the Exchange Act.

                  (d)        [ ] Investment  company  registered under Section 8
                                 of the Investment Company Act.

                  (e)        [ ] An investment  adviser in accordance  with Rule
                                 13d-1(b) (1) (ii) (E);

                  (f)        [ ] An employee  benefit plan or endowment fund  in
                                 accordance  with Rule 13d-1(b) (1) (ii)(F);

                  (g)        [ ] A  parent  holding company or control person in
                                 accordance  with Rule 13d-1(b) (1) (ii) (G);

                  (h)        [ ] A savings  association  as defined in Section 3
                                 (b) of the Federal  Deposit

                                 Insurance Act.

                  (i)        [ ] A  church  plan  that  is  excluded  from   the
                                 definition   of  an  investment  company  under
                                 Section 3(c)(14) of the Investment Company Act.

                  (j)        [ ] Group,  in  accordance  with Rule 13d-1 (b) (1)
                                 (ii) (J).

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

                  (a) Amount Beneficially Owned:                      8,298,384

                  (b) Percent of Class:                                     4.6%

                  (c) Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote: 7,948,384

                      (ii)  shared power to vote or to direct vote:   350,000(1)

                      (iii) sole power to dispose or to direct the disposition
                             of:                                      7,948,384

                      (iv)  shared power to dispose or to direct the disposition
                            of:                                       350,000(1)
--------------------
                  (1) Includes 50,000 shares owned by spouse and 300,000 shares owned jointly with mother.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP  OF  MORE  THAN FIVE  PERCENT ON  BEHALF OF  ANOTHER
                  PERSON.

                  Included as shares for which there exist sole voting and dispositive power are 9,000 shares owned by Mr. Haywood's minor children, which children would have the rights to the receipt of dividends from, and proceeds from the sale of, such shares.

                  Included as shares for which there exist shared voting and dispositive power are 50,000 shares owned by Mr. Haywood's spouse, which spouse would have the right to the receipt of dividends from, and proceeds from the sale of, such shares.

                  Also included as shares for which there exist shared voting and dispositive power are 300,000 shares owned jointly by Mr. Haywood and his mother. Accordingly Mr. Haywood's mother would have the joint right to the receipt of dividends from, and the proceeds from the sale of, such shares.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               FEBRUARY 11, 2004
                               -----------------
                                     (Date)


                             /S/ GEORGE W. HAYWOOD
                             ---------------------
                                   (Signature)


                                 GEORGE W. HAYWOOD
                                -------------------
                                    (Name/Title)


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).